Exhibit (l)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the caption "Independent Registered Public Accounting Firm" in the Prospectus and Statement of Additional Information, each dated April 22, 2025, and each included in this Post-Effective Amendment No. 22 to the Registration Statement (Form N-4, File No. 333-141755) of Lincoln Life & Annuity Variable Annuity Account L (the “Registration Statement”).

We also consent to the use of our reports (1) dated March 28, 2025, with respect to the financial statements of Lincoln Life & Annuity Company of New York and (2) dated April 16, 2025, with respect to the financial statements of each of the subaccounts within Lincoln Life & Annuity Variable Annuity Account L, for the year ended December 31, 2024, included in this Registration Statement, filed with the Securities and Exchange Commission.

Philadelphia, Pennsylvania

April 22, 2025